Mustang Geothermal Corp.

10580 N. McCarran Boulevard., Building 115-20

Reno NV 89503

February 24, 2011

Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

To Whom It May Concern:

This is to acknowledge that with regards to its reporting obligations under the Securities and

Exchange Act of 1934 and all applicable Exchange Act rules, and its recently filed Form 10-K filed July 14, 2010 for the year ended March 31, 2010 with the Commission:

• The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

• Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and,

• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

   United States.

On behalf of Mustang Geothermal Corp.

Sincerely yours,

By:             /s/Richard Bachman

         _________________________________

         Richard Bachman, President